Exhibit 23(d)(2)

WAIVER/REIMBURSEMENT AGREEMENT

This WAIVER/REIMBURSEMENT AGREEMENT, dated as of May 1, 2008, is between SELIGMAN ASSET ALLOCATION SERIES, INC., a Maryland corporation (the “Series”), on behalf of its Seligman Asset Allocation Aggressive Growth Fund, Seligman Asset Allocation Growth Fund, Seligman Asset Allocation Moderate Growth Fund and Seligman Asset Allocation Balanced Fund (each, a “Fund”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse each Fund’s “other expenses” to the extent set forth in the Series’ prospectus included in the Series’ Registration Statement filed on or about April 29, 2008 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN ASSET ALLOCATION SERIES, INC.

BY:		BY:
	Brian T. Zino		Lawrence P. Vogel
TITLE:	President	TITLE:	Vice President & Treasurer

DATE:	April 28, 2008	DATE:	April 28, 2008